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                                                                    EXHIBIT 5.1




                                [TXI LETTERHEAD]





                                TXI TO PURCHASE
                            RIVERSIDE CEMENT COMPANY

(Dallas, Texas - September 9, 1997) Texas Industries, Inc. (NYSE-TXI) today announced that it has reached agreement to purchase Riverside Cement Company from Ssangyong Cement Industrial Co., Ltd., Seoul, Korea. Riverside owns and operates cement plants in Crestmore and Oro Grande, California and has distribution terminals in the northern and southern parts of the state. The agreement is subject to certain conditions which are expected to be satisfied. The purchase is expected to be completed prior to January 1998.


                                Company Profile

TXI is a growth company that achieves superior financial performance through market leadership, technological excellence, innovation and low cost manufacturing.

We operate two principal business units: TXI is the largest producer of cement in Texas and a major supplier of aggregate and concrete products there and in Louisiana and California. Through Chaparral Steel, TXI is a significant producer of structural and bar steel products for the North American construction and specialty steel markets. In addition, TXI is a leading North American recycling company.

TXI shares are traded on the New York Stock Exchange under the symbol "TXI."


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